Exhibit 99.4



Best Bank In Town
Since 1872

First Quarter 2012 Earnings Conference Call

April 19, 2012

Kelly S. King
Chairman and Chief Executive Officer

Daryl N. Bible
Chief Financial Officer

Clarke R. Starnes
Chief Risk Officer



Forward-Looking Information

This presentation contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current facts or statements about beliefs and expectations are forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions are intended to identify these forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) disruptions to the credit and financial markets, either nationally or globally, including the impact of a downgrade of U.S. government obligations by one of the credit rating agencies and the adverse effects of the ongoing sovereign debt crisis in Europe; (3) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (4) competitive pressures among depository and other financial institutions may increase significantly; (5) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (6) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (7) reduction in BB&T's credit ratings; (8) adverse changes may occur in the securities markets; (9) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (10) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (11) unpredictable natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers; (12) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (13) deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions, may be greater than expected. These and other risk factors are more fully described in BB&T's Annual Report on Form 10-K for the year ended December 31, 2011 under the section entitled Item 1A. "Risk Factors" and from time to time, in other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Non-GAAP Information

This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. In this presentation, these measures are generally marked as "non-GAAP" and are accompanied with disclosure regarding why BB&T's management believes such measures are useful to investors. Below is a listing of the types of non-GAAP measures used in this presentation:

- ❖ Tangible common equity and Tier 1 common equity ratios are non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
- ❖ Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.
- ❖ Fee income and efficiency ratios, as well as adjusted revenue and noninterest growth, are non-GAAP in that they exclude securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting and other selected items.
- ❖ The Basel III calculations are non-GAAP measures and reflect adjustments for the related elements as proposed by regulatory authorities, which are subject to change. BB&T management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website (www.BBT.com/investor) and as an appendix to this presentation.

2012 First Quarter Performance Highlights[1]

Earnings
- Net income[2] totaled $431 million, up 91.6% vs. 1Q11
- EPS totaled $0.61, up 90.6% vs. 1Q11
- Strongest quarterly earnings since before the crisis

Revenues
- Adjusted net revenue[3,5] totaled $2.4 billion, up 19.2% vs. 4Q11
- Record mortgage banking income

Loans
- Average loan growth was 6.4% vs. 4Q11
- Average loan growth excluding ADC, covered and other acquired portfolios was 9.9% vs. 4Q11
- Loan growth was led by C&I, Mortgage, Direct Retail and Sales Finance

Deposits
- Average noninterest-bearing deposits up $957 million, or 15.3% vs. 4Q11
- Average total deposits increased $2.7 billion, or 8.8% vs. 4Q11

Positive Capital Actions
- Strong stress test results
- 25% increase in quarterly dividend
- Acquisitions of Crump and BankAtlantic

Credit Quality
- NPAs decreased $194 million, or 7.9%[4] vs. 4Q11
- Foreclosed real estate decreased $158 million, or 29.5%[4]
- Delinquent loans decreased $307 million, or 23.0%[4]

[1] Linked quarter growth rates are annualized, except for credit metrics.
[2] Available to common shareholders.
[3] Fully taxable equivalent.
[4] Excludes covered assets.
[5] Excludes securities gains, the FDIC loss share offsets related to provisions for covered assets, write-downs on NPLs sold from HFS, and write-downs from investments in affordable housing. See Non-GAAP reconciliations included in the attached appendix.

3

Unusual Items Affecting Earnings

$ in millions, except per share impact

	Pretax	After Tax	EPS
Tax-related items, net[1]	$(42)	$ (50)	(0.07)
Leveraged lease write-downs	(15)	(10)	(0.01)
Merger-related and restructuring charges[2]	(12)	(7)	(0.01)
Securities losses, net	(9)	(6)	(0.01)

[1] Includes write-downs of investments in affordable housing and other tax adjustments.
[2] Includes personnel-related accruals in connection with Expense Optimization Strategy and BankAtlantic and Crump merger-related expenses.

Continued Strong Loan Growth

Average Loans Held for Investment
($ in billions)



- Experienced strong growth in C&I, direct retail, sales finance, mortgage, equipment finance, consumer finance, and commercial mortgage
- Focus remains on high-quality, granular and diverse portfolios
- End of quarter loan pipelines are strong
- Average total loan growth is expected to be in the 5% to 7% range annualized, excluding BankAtlantic, for 2Q12 contingent on the economy

Average Loan Growth Highlights[1]
($ in millions)

	1Q12 Average Balance	1Q12 vs. 4Q11 $ Increase (Decrease)	1Q12 vs. 4Q11 Annualized % Increase (Decrease)
C&I	$ 36,021	$ 789	9.0 %
Other CRE	10,678	(161)	(6.0)
Sales Finance	7,516	208	11.4
Revolving Credit	2,175	16	3.0
Mortgage	21,056	1,005	20.2
Other Lending Subsidiaries[2]	8,668	41	1.9
Direct Retail	14,674	533	15.2
Subtotal	**$ 100,788**	**$ 2,431**	**9.9 %**
ADC	1,989	(309)	(54.1)
Covered and other acquired loans	4,710	(441)	(34.4)
Total	**$ 107,487**	**$ 1,681**	**6.4 %**

---

[1] Excludes loans held for sale.

[2] Other lending subsidiaries consist of AFCO/CAFO/Prime Rate, Lendmark, BB&T Equipment Finance, Grandbridge Real Estate Capital, Sheffield Financial and Regional Acceptance.

Driving Growth in Lower Cost Deposits

Average Deposits
($ in billions)



- Total — ▲ Interest-Bearing Deposit Cost

Average Deposit Growth Highlights
($ in millions)

	1Q12 Average Balance	1Q12 vs. 4Q11 $ Increase (Decrease)	1Q12 vs. 4Q11 Annualized % Increase (Decrease)
Noninterest-bearing deposits	$ 26,173	$ 957	15.3 %
Interest checking	19,712	245	5.1
Money market & savings	45,667	878	7.9
Certificates and other time deposits	32,942	652	8.1
Foreign office deposits – interest-bearing	112	(51)	(125.8)
Total deposits	**$ 124,606**	**$ 2,681**	**8.8 %**

➢ Strong growth in noninterest-bearing deposits, up 15.3%

➢ Effectively reduced deposit cost from 0.82% in 1Q11 to 0.49% in 1Q12

➢ Growth in CDs and other time deposits increased despite a 17 bp decrease in cost

➢ Average CD maturity is 15 months

➢ Management currently expects similar deposit growth in 2Q12 and lower deposit costs

Excellent Stress Test Results



Strongest Tier 1 Common Among Our Peers[1]

Average of 19 Participant Holding Companies was 6.2%

Regulatory Minimum is 5%

BBT 6.4%, FITB 6.3%, WFC 6.0%, BAC 5.9%, PNC 5.9%, RF 5.7%[1], USB 5.4%, KEY 5.3%, STI 4.8%

- ➢ Excluding announced capital issuance, BB&T had the strongest capital under stress scenario among traditional banks

- ➢ Following stress test results and no objection from banking regulators, BB&T raised the 2Q12 dividend to $0.20, up 25%



Lowest Loan Loss Rate Among Our Peers[2]

Average of 19 Participant Holding Companies was 8.1%

BBT 5.7%, STI 6.8%, KEY 6.9%, PNC 7.1%, USB 7.4%, FITB 8.0%, RF 8.1%, WFC 8.2%, BAC 8.3%

- ➢ Under the stress scenario, BB&T had the lowest loan loss rate among traditional banks

- ➢ Results affirm the effectiveness of BB&T's diversification strategies

[1] Excludes capital issuance
[2] 9 quarter period
Source: 2012 Federal Reserve CCAR results. Peers presented include BB&T's relevant national and regional traditional banking peers.

Excellent Stress Test Results

Lowest C&I Loss Rate Among Our Peers[1]



- The stress test results indicated that BB&T had the lowest commercial loss rate among traditional banks under stress

Low Loss Rate for 1st Lien Mortgages[1]



- The stress test results indicated that BB&T had the second lowest 1st lien mortgage loss rate among traditional banks under stress

[1] 9 quarter period
Source: 2012 Federal Reserve CCAR results. Peers presented include BB&T's relevant national and regional traditional banking peers.

NPAs Decrease 7.9%[1]
Lowest Levels Since 4Q08



Total Nonperforming Assets[1]
($ in millions)

- 1Q11: $3,863
- 2Q11: $3,353
- 3Q11: $2,969
- 4Q11: $2,450
- 1Q12: $2,256

Down 41.6% vs. 1Q11



Total Nonperforming Assets as a Percentage of Total Assets[1]
($ in millions)

- 1Q11: 2.56%
- 2Q11: 2.18%
- 3Q11: 1.83%
- 4Q11: 1.45%
- 1Q12: 1.33%

➢ 7.9% reduction in NPAs vs. 4Q11, eight sequential quarterly declines

➢ Substantial reduction in early delinquencies

- ❑ ≥ 90 days past due and still accruing down 22.3%
- ❑ 30-89 days past due down 23.1%
- ❑ Performing TDRs down 8.5%

➢ Reduction in key commercial credit quality measures vs. 4Q11 (Watch list, performing TDRs, delinquencies, NPLs, OREO)

➢ Management continues to expect NPAs to decrease approximately 5% - 10% in 2Q12 assuming no significant economic deterioration

[1] Excludes covered assets.

Aggressive OREO Reduction Strategy Proves Effective

Sales and Inflows of Foreclosed Real Estate[1]
($ in millions)





Foreclosed Real Estate inflows decreased 59.8% vs. 1Q11

➤ Significant reduction in foreclosed real estate, down 29.5% vs. 4Q11

➤ Successful quarter executing aggressive OREO strategy

- ❑ Lower inflows
- ❑ Strong sales results and pipeline momentum

Foreclosed Real Estate[1]
($ in millions)





Foreclosed Real Estate down 68.8% vs. 1Q11

➤ Foreclosed property expense decreased 73.4% compared with 4Q11 and 35.7% vs. 1Q11

- ❑ Expected to trend lower throughout the year

[1] Excludes covered assets.

Lower Losses and Strong Reserve Position[1]

Net Charge-offs / Average Loans



- Core charge-offs
- Writedowns on Transfer to LHFS

**Allowance for Loan and Lease Losses /
Nonperforming Loans and Leases Held for Investment**



- ➢ 1Q12 net charge-offs of 1.28%, a 11.3% decrease in total losses compared with 4Q11, consistent with previous guidance

- ➢ Net charge-offs are at the lowest levels in three years

- ➢ Expect total charge-offs to be approximately 1.25% in 2Q12 and trend lower throughout the year

- ➢ $64 million allowance reduction in 1Q12 vs. $121 million in 4Q11[2]

- ➢ Allowance coverage remains strong at 1.11x nonperforming loans

- ➢ BB&T will remain conservative in approach to the allowance and coverage levels based on economic conditions

- ➢ Continued improvement in credit trends should drive lower credit costs in future quarters

[1] Excludes covered loans and covered charge-offs
[2] Based on the allowance for credit losses including covered loans and covered charge-offs.

Margin Remains Strong

Net Interest Margin



Rate Sensitivities



➤ Excluding the impact of covered assets, the net interest margin is stable, benefiting from declining cost of funds, offset by lower yields on earning assets

➤ Expect margin to decline to the 3.85% range in 2Q12 driven by:
  - ❑ Runoff of higher-yielding covered assets
  - ❑ Overall lower interest rate environment partially offsetting lower cost of funds

➤ Lower margin in 2012 will be substantially offset by higher fee income and an increase in earning assets

➤ We continue to have an asset sensitive balance sheet positioned for rising rates

Fee Income

Fee Income Ratio[1]



40.1% 40.8% 39.3% 38.4% 41.0%

48.0% — 44.0% — 40.0% — 36.0% — 32.0%

1Q11   2Q11   3Q11   4Q11   1Q12

➢ Excluding unusual items, noninterest income increased $103 million vs. 4Q11[1]

➢ Insurance income improved due to broad-based income growth across most insurance businesses vs. 4Q11 and improved performance and acquisitions vs. 1Q11

➢ Mortgage banking income was substantially higher due to larger gains on loans sold and a greater net gain on mortgage servicing rights

➢ Investment banking and brokerage fees and commissions grew due to improved market conditions

➢ The linked quarter decline in other noninterest income resulted from $42 million in write-downs of investments in affordable housing and $27 million in lower venture capital investment income.

Noninterest Income
(\$ in millions)

	1Q12	1Q12 v. 4Q11[2] Increase (Decrease)	1Q12 v. 1Q11 Increase (Decrease)
Insurance income	\$ 271	26.9%	8.4%
Service charges on deposits	137	(14.2)	1.5
Mortgage banking income	216	NM	127.4
Investment banking and brokerage fees and commissions	89	75.1	2.3
Checkcard fees	43	9.6	(40.3)
Bankcard fees and merchant discounts	54	(7.3)	17.4
Trust and investment advisory revenues	45	28.7	4.7
Income from bank-owned life insurance	30	-	-
FDIC loss share income, net	(57)	96.2	(1.7)
Securities gains (losses), net	(9)	NM	NM
Other income	52	(169.8)	NM
Total noninterest income	**\$ 871**	**(22.2) %**	**22.0%**

[1] Excludes securities gains (losses), the impact of FDIC loss share accounting and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency



Efficiency Ratio[1]

- 57.1% (1Q11)
- 55.8% (2Q11)
- 54.6% (3Q11)
- 53.5% (4Q11)
- 52.0% (1Q12)

➤ Improved efficiency driven by positive operating leverage

➤ Personnel expense increased primarily due to $19 million in higher payroll taxes, a $16 million increase in pension expense, and a $15 million increase in other post employment benefits vs. 4Q11

➤ Foreclosed property expense decreased $254 million due to higher write-downs and losses in 4Q11 as management implemented a more aggressive approach to reducing foreclosed property

➤ Professional services decreased $14 million primarily due to lower credit-related legal fees vs. 4Q11

Noninterest Expense
($ in millions)

		1Q12	1Q12 v. 4Q11[2] Increase (Decrease)	1Q12 v. 1Q11 Increase (Decrease)
Personnel expense	$	730	30.2%	5.2%
Foreclosed property expense		92	NM	(35.7)
Occupancy and equipment expense		153	(15.2)	(0.6)
Loan processing expenses		63	27.3	12.5
Regulatory charges		41	(43.7)	(32.8)
Professional services		35	(114.9)	12.9
Software expense		32	(12.2)	23.1
Amortization of intangibles		22	(33.5)	(15.4)
Merger-related and restructuring charges, net		12	(100.5)	NM
Other expenses		205	(3.9)	12.0
Total noninterest expense	**$**	**1,385**	**(57.9)%**	**0.9%**

➤ The effective tax rate was 29.8%; excluding unusual tax items, the tax rate was in line with expectations at 25.4%

➤ The 2Q12 effective tax rate is expected to be in the mid 20% range

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Capital Strength[1]

Tier 1 Common Ratio



- ➢ BB&T's estimated Basel III Tier 1 Common Ratio improved to 9.2%

- ➢ We continue to be one of the strongest capitalized institutions in the industry

- ➢ Our 2012 capital actions affirm our commitment to our shareholders

Tier 1 Capital Ratio



[1] Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Community Banking Segment

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$862	$(25)	$ (37)
Noninterest Income[1]	307	25	81
Loan Loss provision	255	137	51
Noninterest Expense[2]	752	(224)	(25)
Income Tax Expense	57	33	6
Segment Net Income	$105	$ 54	$ 12

Highlighted Metrics

($ in billions)	1Q12	1Q11
Total Noninterest bearing growth	24.4%	12.8%
Noninterest bearing / Total Deposits	23.4%	19.6%
C&I Portfolio / Total Loan Portfolio	67.0%	63.1%
Direct Retail Loan Growth	7.2%	(3.5)%
Commercial Loan Production (#)	5,875	5,119
Commercial Loan Production ($)	$ 3.4	$ 3.0

Comments

➢ Direct Retail lending increased by $977 million, or 7.2%, compared with 1Q11 and grew 15.1% compared with 4Q11

➢ Net income drivers included:
- ❑ Reduced foreclosed property costs and NPL held for sale losses
- ❑ Strong noninterest-bearing deposit growth, resulting in improved deposit mix and partially offsetting lower rates on earning assets

➢ Solid growth in payment-related revenue categories vs. 1Q11:
- ❑ Merchant Services up 16.0%
- ❑ Treasury Services up 10.1%
- ❑ Credit Card up 6.7%
- ❑ International Services up 5.8%

➢ Great opportunities in newer markets in Florida, Alabama and Texas

➢ Florida markets stabilizing

➢ BankAtlantic acquisition will provide strategic enhancement to Florida franchise

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

Residential Mortgage Banking Segment

**Retains and services mortgage loans originated by the Community Banking segment
as well as those purchased from various correspondent originators**

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$ 87	$ 2	$ 16
Noninterest Income[1]	195	84	120
Loan Loss Provision	(22)	(61)	(101)
Noninterest Expense[2]	99	1	24
Income Tax Expense	77	55	80
Segment Net Income	$128	$ 91	$133

Highlighted Metrics

($ in billions)	1Q12	1Q11
Retail Originations	$3.1	$2.2
Correspondent Originations	5.2	3.6
Total Originations	$8.3	$5.8
Loan Sales	$7.6	$5.5
Loans Serviced for others (EOP)	$70.3	$64.9
30+ Days Delinquent (HFI only)	3.67%	5.92%
% Non-Accrual (HFI only)	1.49%	2.80%
Net Charge-Offs (HFI only)	0.78%	1.20%

Comments

➢ Record revenues and profitability

➢ Residential mortgage originated $8.3 billion in loans, up 42.2% vs. 1Q11

➢ Strong increase in purchase activity

➢ Increased net income driven by increased gains on sale due to application volume and wider spreads plus net MSR gains

➢ Improving credit trends and updates to loss factors led to lower provision expense

➢ Substantial year-over-year portfolio growth:
  ❑ Loans serviced for others grew 8.4%
  ❑ EOP Loans held for investment grew 18.0%

---

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

Dealer Financial Segment

Primarily originates indirect to consumers on a prime and nonprime basis for the purchase of automobiles and other vehicles through approved dealers both in BB&T's market and nationally (through Regional Acceptance Corporation)

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$ 151	$ -	$ 14
Noninterest Income[1]	2	1	-
Loan Loss Provision	27	(15)	(6)
Noninterest Expense[2]	34	2	3
Income Tax Expense	35	6	7
Segment Net Income	$ 57	$ 8	$ 10

Highlighted Metrics

($ in billions)	1Q12	1Q11
Loans Originations	$1.3	$1.1
Loan Yield	8.68%	9.26%
Operating Margin	60.13%	53.96%
Net Charge-offs	1.63%	1.64%

Comments

- Record first quarter loan production across all groups
- Regional Acceptance drove higher net interest income due to increased margins vs. 1Q11
- Provision expense declined as a result of lower charge-offs and delinquent account levels vs. 1Q11
- Growing in new markets – Texas and Alabama
- Increased focus on financing inventory for auto dealers through floor plan lending
- Opening new offices in strong growth markets

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

Specialized Lending Segment

Provides specialty lending including: commercial finance, mortgage warehouse lending, tax-exempt governmental finance, equipment leasing, commercial mortgage banking, insurance premium finance, dealer-based equipment financing, and direct consumer finance

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$123	$ 4	$ 18
Noninterest Income[1]	52	(5)	2
Loan Loss Provision	27	4	23
Noninterest Expense[2]	83	8	12
Income Tax Expense	12	(3)	(5)
Segment Net Income	$53	$ (10)	$ (10)

Highlighted Metrics

($ in billions)	1Q12	1Q11
Loans Originations	$ 5.0	$ 4.0
Loan Yield	5.39%	5.73%
Operating Margin	37.14%	51.61%
Net Charge-offs	0.52%	0.54%

Comments

➢ Loan growth was generally strong in 1Q12, with average loans up 15.2% vs. 1Q11

➢ Loan production increased 25.9% vs. 1Q11

➢ Higher net interest income was driven by:

❑ Sheffield Financial, with average loans up 39.7% vs. 1Q11

❑ Mortgage Warehouse Lending, with average loans up 129.9% vs. 1Q11

❑ Equipment Finance, with average loans up 23.0% vs. 1Q11

➢ Segment net income and operating margin lower due to a more normalized provision

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

Insurance Segment

Provides property and casualty, life, and health insurance to business and individual clients. It also provides workers compensation and professional liability, as well as surety coverage and title insurance

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$2	$ 1	$ (1)
Noninterest Income[1]	270	14	21
Loan Loss Provision	-	-	-
Noninterest Expense[2]	242	22	20
Income Tax Expense	7	(5)	(2)
Segment Net Income	$23	$ (2)	$ 2

Highlighted Metrics

	1Q12	1Q11
Same Store Sales Growth	5.49%	0.59%
YoY Noninterest Income Growth	8.23%	(0.15%)
Number of Agencies	164	160
Operating Margin	11.03%	11.90%

Comments

➢ Higher year-over-year noninterest income was driven by organic and strategic growth

➢ BB&T Insurance continues to experience strong retention rates

➢ Closed acquisition of Crump Group's Life and Property & Casualty divisions on April 2, 2012.
  ❑ Acquisition adds approximately $300 million in annual revenues
  ❑ Stabilizes revenue stream and improves insurance margins
  ❑ Doubles BB&T Insurance's wholesale division
  ❑ BB&T is #1 wholesale life and #2 wholesale property and casualty

➢ Premiums are firming

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

Financial Services Segment

Provides trust services, wealth management, investment counseling, asset management, estate planning, employee benefits, corporate banking, and capital market services to individuals, corporations, governments, and other organizations

($ in millions)	1Q12	Inc/(Dec) 4Q11	Inc/(Dec) 1Q11
Net Interest Income	$107	$ (2)	$ 28
Noninterest Income[1]	184	(5)	13
Loan Loss Provision	14	5	23
Noninterest Expense[2]	177	19	20
Income Tax Expense	37	(11)	-
Segment Net Income	$63	$ (20)	$ (2)

Highlighted Metrics

($ in billions)	1Q12	1Q11
Total Loan Balance	$ 6.3	$ 4.1
Total Deposits	$29.0	$ 12.3
Total Assets Invested	$92.8	$ 87.1
Operating Margin	34.36%	40.80%

Comments

- Higher net interest income driven by:
  - Corporate Banking which generated 58.6% growth in loans vs. 1Q11
  - BB&T Wealth which generated 33.1% loan growth and 27.0% deposit growth vs. 1Q11
- Investments in Wealth and Corporate Banking revenue producers drove higher noninterest expense
- Total Assets invested grew 6.5% vs. 1Q11
- Opportunities in large corporate and energy lending

[1] Noninterest Income includes intersegment net referral fee income.
[2] Noninterest Expense includes intersegment net referral fee expense, amortization of intangibles, and allocated corporate expense.

BB&T

Investing to drive revenue growth

Underlying fundamentals in loan and deposit growth exceptionally strong

Successfully accomplishing our diversification and risk mitigation strategies

Re-conceptualizing our business to drive revenue and expense optimization

Providing best value proposition in our markets

Optimistic about performance for 2012

Our Best Days Are Ahead!



**Best Bank In Town
Since 1872**

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	March 31 2012	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$ 15,205	$ 14,913	$ 14,696	$ 14,363	$ 14,100
Total	19,343	18,802	18,837	18,641	18,389
Risk-weighted assets [2]	119,304	119,725	117,020	116,041	116,484
Average quarterly tangible assets	167,749	165,349	159,268	151,677	151,049
Risk-based capital ratios					
Tier 1	12.7 %	12.5 %	12.6 %	12.4 %	12.1 %
Total	16.2	15.7	16.1	16.1	15.8
Leverage capital ratio	9.1	9.0	9.2	9.5	9.3
Equity as a percentage of total assets	10.2	10.0	10.5	10.7	10.6
Book value per common share	$ 25.51	$ 24.98	$ 25.07	$ 24.37	$ 23.86
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.1 %	6.9 %	7.1 %	7.2 %	7.2 %
Tier 1 common equity as a percentage of risk-weighted assets	10.0	9.7	9.8	9.6	9.3
Tangible book value per common share	$ 17.12	$ 16.73	$16.42	$ 15.95	$ 15.59

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	March 31 2012	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 15,205	$ 14,913	$ 14,696	$ 14,363	$ 14,100
Less:					
Qualifying restricted core capital elements	3,250	3,250	3,249	3,249	3,248
Tier 1 common equity	11,955	11,663	11,447	11,114	10,852
Total assets	$ 174,752	$ 174,579	$ 167,677	$ 159,310	$ 157,039
Less:					
Intangible assets, net of deferred taxes	6,402	6,406	6,330	6,353	6,374
Plus:					
Regulatory adjustments, net of deferred taxes	327	421	99	389	572
Tangible assets	168,677	168,594	161,446	153,346	151,237
Total risk-weighted assets [1]	$ 119,304	$ 119,725	$ 117,020	$ 116,041	$ 116,484
Tangible common equity as a percentage of tangible assets	7.1 %	6.9 %	7.1 %	7.2%	7.2%
Tier 1 common equity as a percentage of risk-weighted assets	10.0	9.7	9.8	9.6	9.3
Tier 1 common equity	$ 11,955	$ 11,663	$ 11,447	$ 11,114	$ 10,852
Outstanding shares at end of period (in thousands)	698,454	697,143	697,101	696,894	696,285
Tangible book value per common share	$ 17.12	$ 16.73	$ 16.42	$ 15.95	$ 15.59

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Capital Measures

(Dollars in millions)		March 31 2012[1]		December 31 2011[1]		September 30 2011[1]
Tier 1 common equity under Basel 1 definition	$	11,955	$	11,663	$	11,447
Adjustments:						
Other comprehensive income related to AFS securities, defined benefit pension and other postretirement employee benefit plans		(457)		(553)		(193)
Deduction for net defined benefit pension asset		(418)		(423)		(791)
Other adjustments		55		57		51
Estimated Tier 1 common equity under Basel III definition	$	11,135	$	10,744	$	10,514
Estimated risk-weighted assets under Basel III definition	$	121,081	$	122,600	$	119,523
Estimated Tier 1 common equity as a percentage of risk-weighted assets under Basel III definition		9.2 %		8.8%		8.8%

[1] The Basel III calculations are non-GAAP measures and reflect adjustments for the related elements as proposed by regulatory authorities, which are subject to change. BB&T management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Reconciliations[1]

(Dollars in millions)		March 31 2012		December 31 2011	% Change Annualized
Total revenue - fully taxable equivalent	$	2,344	$	2,411	(11.2)%
(Gains)/losses on securities		9		(103)	
Write-downs of affordable housing investments		42			
Offset for provision for covered assets		(6)		(39)	
Losses/write-downs on NPL disposition strategy				11	
Adjusted net revenues	$	2,389	$	2,280	19.2%

(Dollars in millions)		March 31 2012		December 31 2011		$ Change
Noninterest income	$	871	$	922	$	(51)
(Gains)/losses on securities		9		(103)		112
Write-downs of affordable housing investments		42				42
FDIC loss share income, net		57		46		11
Losses/write-downs on NPL disposition strategy				11		(11)
Adjusted noninterest income	$	979	$	876	$	103

[1] Management uses these measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	March 31 2012	Dec.31 2011	Sept. 30 2011	June 30 2011	March 31 2011
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1,2]	1.02 %	1.22 %	1.18 %	1.24 %	1.29 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.75	0.84	0.99	1.08	1.36
Nonperforming loans and leases as a percentage of total loans and leases	1.67	1.68	1.85	2.07	2.49
Nonperforming assets as a percentage of:					
Total assets	1.50	1.62	1.98	2.32	2.69
Loans and leases plus foreclosed property	2.35	2.52	3.05	3.46	3.97
Net charge-offs as a percentage of average loans and leases	1.28	1.44	1.57	1.71	1.56
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.02	2.10	2.25	2.43	2.58
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.54 X	1.45 X	1.42 X	1.41 X	1.61 X
Nonperforming loans and leases held for investment	1.18	1.21	1.20	1.22	1.09

Applicable ratios are annualized.
[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	March 31 2012	Dec. 31 2011	Sept. 30 2011	June 30 2011	March 31 2011
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases[1,2]	0.82 %	1.06 %	1.03 %	1.00 %	1.11 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.15	0.19	0.18	0.20	0.27
Nonperforming loans and leases as a percentage of total loans and leases	1.74	1.76	1.94	2.18	2.64
Nonperforming assets as a percentage of:					
Total assets	1.33	1.45	1.83	2.18	2.56
Loans and leases plus foreclosed property	2.12	2.29	2.88	3.32	3.85
Net charge-offs as a percentage of average loans and leases[4]	1.28	1.46	1.44	1.80	1.65
Allowance for loan and lease losses as a percentage of loans and leases held for investment	1.97	2.05	2.25	2.41	2.58
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.51 X	1.40 X	1.55 X	1.32 X	1.52 X
Nonperforming loans and leases held for investment	1.11	1.13	1.15	1.14	1.03

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of covered loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[4] Excluding the impact of losses and balances associated with BB&T's NPL disposition strategy, the adjusted net charge-offs ratio would have been 1.46% for the second quarter of 2011.

Non-GAAP Reconciliations

			Quarter Ended		
	March 31 2012	Dec, 31 2011	Sept. 30 2011	June 30 2011	March 31 2011
Efficiency ratio – GAAP	59.0 %	67.1 %	66.1 %	64.1 %	67.4 %
Effect of securities gains (losses), net	(0.2)	2.4	(1.0)	-	-
Effect of merger-related and restructuring charges, net	(0.5)	(0.7)	-	(0.1)	0.1
Effect of losses/write-downs on NPL disposition loans	-	(0.2)	(0.9)	(0.7)	(2.1)
Effect of FDIC loss share accounting	0.1	0.9	0.1	0.3	-
Effect of affordable housing investments write-down	(1.0)	-	-	-	-
Effect of foreclosed property expense	(3.9)	(14.5)	(7.8)	(6.6)	(7.0)
Effect of leveraged lease sale/write-downs	(0.6)	-	(0.8)	-	-
Effect of Visa indemnification	-	(0.5)	-	-	-
Effect of amortization of intangibles	(0.9)	(1.0)	(1.1)	(1.2)	(1.3)
Efficiency ratio – reported	52.0	53.5	54.6	55.8	57.1
Fee income ratio – GAAP	37.1 %	38.2 %	32.2 %	36.1 %	35.1%
Effect of securities gains (losses), net	0.2	(2.7)	1.1	-	-
Effect of losses/write-downs on NPL disposition loans	-	0.3	1.1	0.7	2.2
Effect of affordable housing investments write-down	1.1	-	-	-	-
Effect of FDIC loss share accounting	2.6	2.6	4.9	4.0	2.8
Fee income ratio – reported	41.0	38.4	39.3	40.8	40.1



**Best Bank In Town
Since 1872**